

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2014

<u>Via E-mail</u>
Mark Yung
Executive Chairman
Environmental Solutions Worldwide, Inc.
200 Progress Drive
Montgomeryville, PA 18936

> **Re: Environmental Solutions Worldwide, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 23, 2013**
> **File No. 333-193018**

Dear Mr. Yung:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that file no. 333-174091 appears on the first page, but the file no. that appears to correspond with this filing is 333-193018. Please revise.

<u>Registration Fee Table</u>

2. Please remove the subscription rights from the fee table as they do not need to be registered.

<u>Prospectus Summary, page 1</u>

3. In one of the opening paragraphs, please include your revenue and net loss or income for the most recent audited period and interim stub. Please also disclose the company's negative operating cash flows in recent periods in this section.

4. We note your independent auditor's report expresses substantial doubt about your ability to continue as a going concern. Please disclose this information in the forefront of this section.

Certain Material U.S. Federal Income Tax Consequences, page 73

5. Please revise this section to clarify that the tax summary discusses material U.S. federal tax consequences rather than "certain" and remove the language that the summary "is of a general nature only."

Signatures, page II-10

6. Please provide the signature of your principal accounting officer or controller. If someone has signed in more than one capacity, indicate each capacity in which he has signed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Adam Busch, Esq.